CalEnergy Company, Inc.                                 Exhibit 11

Calculation of Earnings per share in accordance with Interpretive Release No. 34-9083
For the three years ended December 31, 1996

(dollars in thousands, except per share amounts)


                                                 1996        1995        1994
Actual weighted average shares outstanding
  for the period                              54,739,097   47,248,807 33,187,971

Dilutive stock options and warrants using
  average market prices                        3,130,877    2,722,348  2,533,301

Primary shares outstanding                    57,869,974   49,971,155 35,721,272
Additional dilutive stock options using
 ending market price and assuming
 conversion of convertible debt,
 convertible subordinated debenture and
 convertible preferred securities of
 subsidiary trust*                             9,293,812    7,771,195  4,444,444

Fully dilutive shares outstanding             67,163,786   57,742,350 40,165,716

Income after minority interst and before
 extraordinary item                               92,461       63,415     38,834

Extraordinary item                                     -            -    (2,007)

Net income                                        92,461       63,415     36,827

Less: Series C preferred stock
dividends                                              -       (1,080)   (5,010)

Net income available for common shareholders   $  92,461    $  62,335   $ 31,817

Primary earnings per share before
  extraordinary item                           $    1.60    $    1.25   $    .95

Extraordinary item per share                           -            -      (.06)

Primary earnings per share                     $    1.60    $    1.25   $    .89

Fully diluted earnings per share before
 extraordinary item based on SEC
 Interpretive Release No. 34-9083**            $    1.50    $    1.18   $    .93

Extraordinary item per share share                     -            -      (.06)

Fully diluted earnings per share based on SEC Interpretive
  Release No. 34-9083**                        $    1.50    $    1.18    $   .88


* The ending market price on December 31, 1994 was lower than the average market price for the twelve months ended December 31, 1994. Accordingly, inclusion of an adjustment for stock options would be antidilutive and, therefore, contrary to paragraph 40 of APB Opinion 15.

**The net income available for common shareholders for the year ended December 31, 1996 was increased by the interest expense, net of tax effect, associated with the convertible preferred securities of subsidiary trust, convertible debt and convertible subordinated debentures of $7,949. Net income available for common shareholders for the years ended December 31, 1995 was increased by the interest expense, net of tax effect, associated with the convertible debt and convertible subordinated debentures of $6,038. Net income available for common shareholders for the years ended December 31, 1994 was increased by the interest expense, net of tax effect, associated with the convertible subordinated debentures of $3,475.